Mail Stop 3561

September 28, 2005

Joel Kanter, President
Echo Healthcare Acquisition Corporation
8000 Towers Crescent Drive
Suite 1300
Vienna, Virginia 22182

> **RE:** **Echo Healthcare Acquisition Corporation**
> **Registration Statement on Form S-1**
> **File No. 333-126650**
> **Amendment Filed: September 13, 2005**

Dear Mr. Kanter:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to our prior comment 1. Add disclosure, in locations as appropriate, addressing the substance of your supplemental response. Also, please advise us about any research, analysis, evaluations, or discussions that serve as the foundation for or relate in any way to the following statements:

- "The Company's management determined it should raise $75 million in its initial public offering because it believes that there is significantly less competition for transactions at this level than for transactions with a value of less than $50 to $60 million. Its belief that there is significantly less competition at such levels is based on its review of the healthcare transaction marketplace, which supported management belief that the selected deal value would increase the Company's odds of locating a desirable acquisition target, coupled with a decrease in competitors at such levels. The Company also determined that a significantly larger offering (for example, $120 million) would vastly decrease the number of potential available business targets and would result in increased competition for such target businesses from businesses with more resources and capital available to them."

- "In making its determination of the size of the offering, the Company also considered the financial resources of competitors, including the equity other blank check companies were seeking to raise or had raised in recent public offerings."

- ". . . the Company reviewed, with the assistance of its investment banker, the number of reported healthcare transactions completed in the last eighteen months with transaction values in excess of $60 million (which is approximately 80% of the $75 million proceeds sought in this offering and which will be available as equity to finance an acquisition) and believes that the transactions with a value in excess of $60 million represent the most feasible opportunities for the Company – particularly when factoring in the possibility of leveraging the Company's equity by a multiple of 3x – 4x."

2. We have been advised by the Division of Market Regulation that the warrant repurchase arrangement constitutes a bid or inducement during the restricted period and is therefore in violation of Regulation M. Please direct all questions on this matter to the Division of Market Regulation's Trading Practices Group at 202-551-5720.

3. Does the disclosure relating to the underwriting compensation take into consideration a cash fee payable to the representatives of the underwriters that is equal to 1% of the fair market value of an initial business combination? If so, please discuss the applicability or inapplicability of Regulation M to the contingent nature of the underwriter compensation arrangements.

<u>Closing Comments</u>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Angela Halac at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc. Richard H. Miller, Esq. (*by facsimile*)
     404-572-6999